FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 4, 2007

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: September 4, 2007	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Item 1

Joint Press Release
September 4, 2007

ASE INC AND ASE TEST ENTER INTO AGREEMENT TO TAKE ASE TEST PRIVATE

September 4, 2007 – Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) and ASE Test Limited (“ASE Test”), a majority-owned subsidiary of ASE Inc., today jointly announced that the two companies have signed the Scheme Implementation Agreement for ASE Inc. to acquire the remaining ASE Test ordinary shares which ASE Inc. does not directly or indirectly own.  ASE Test’s ordinary shares are listed on The Nasdaq Stock Market, Inc. (“Nasdaq”) and, in the form of Taiwan Depositary Shares (“TDSs”), on the Taiwan Stock Exchange (where each TDS represents 1/80 ASE Test ordinary shares).  Under the terms of the proposed acquisition, the all cash acquisition consideration consists of US$14.78 for each ASE Test ordinary share listed on Nasdaq and the NT$ equivalent of US$0.185 (based on the prevailing exchange rate) for each ASE Test TDS.  The proposed acquisition will be effected by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore ("Singapore Companies Act").  The proposed acquisition is subject to approval by a majority of ASE Test shareholders (other than ASE Inc. and its affiliates, including without limitation its directors and managers)(“Unaffiliated Shareholders”) holding at least 75% in value of the total outstanding ASE Test ordinary shares held by Unaffiliated Shareholders, present and voting either in person or by proxy at a meeting of Unaffiliated Shareholders to be convened in a court proceeding in Singapore in accordance with the Singapore Companies Act.  The proposed acquisition is also subject to certain other conditions precedent, including customary approvals and filings in Singapore, Taiwan and the United States. If the requisite shareholder approval is obtained and the other conditions precedent are met, upon the consummation of the proposed transaction, ASE Test will become an indirect wholly-owned subsidiary of ASE Inc. and the ASE Test ordinary shares will be delisted from Nasdaq and the TDSs will be delisted from the Taiwan Stock Exchange.  The proposed acquisition is priced at a premium of 25.6% above ASE Test's closing price on Nasdaq as of August 31, 2007.  Holders of ASE Test options will be separately informed regarding the treatment of their options in the proposed transaction.  The estimated total acquisition value for this transaction is approximately US$784,000,000.

The proposed transaction is intended to simplify the organizational structure of ASE Inc. and its subsidiaries (the “ASE Group”), reduce costs and administrative burdens associated with filing and compliance requirements relating to ASE Test’s Nasdaq and Taiwan Stock Exchange listings and United States public company reporting obligations, enhance recognition by customers and investors by promoting a single common brand for the ASE Group, and increase ASE Inc.’s flexibility to make investments and allocate resources within the ASE Group.

ASE Test reached agreement with ASE Inc. on the terms of the proposed acquisition following an evaluation by a special committee of the board of directors of ASE Test, comprising of two of ASE Test’s independent directors, that was established to, among other things, review, evaluate, negotiate and consider all matters which may arise in connection with the proposed acquisition.

ASE Inc. engaged Citigroup Global Markets Taiwan Ltd. (“Citi”) as its financial advisor for the transaction, and the ASE Test special committee engaged Lehman Brothers Inc. (“Lehman Brothers”) to act as its financial advisor.  If the requisite shareholder approval is obtained and the other conditions precedent are met, the proposed transaction is expected to be consummated by December 2007.

About ASE Inc.

ASE Inc. is one of the world's largest independent provider of integrated circuit (“IC”) packaging services and, together with its approximately 51% owned subsidiary ASE Test Limited (NASDAQ: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering test, wafer probe and final test services. ASE Inc. currently has approximately more than 200 international customers.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol “2311”.  The American Depository Receipts of ASE Inc. are listed on the New York Stock Exchange under the symbol “ASX”.

About ASE Test

ASE Test is one of the world’s largest independent providers of semiconductor testing services.  It provides customers with a complete range of semiconductor testing services, including front-end engineering test, wafer probe, final test and other test-related services.

The ordinary shares of ASE Test are quoted for trading on the NASDAQ National Market under the symbol “ASTSF”.  ASE Test’s TDSs which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol “9101”.

The directors of ASE Inc. (including any director who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release (other than those relating to ASE Test) are fair or accurate and that no material facts have been omitted from this press release and they jointly and severally accept responsibility accordingly.  Where any information has been extracted from published or publicly available sources or obtained from ASE Test, the sole responsibility of the directors of ASE Inc. has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

The directors of ASE Test. (including any director who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release (other than those relating to ASE Inc.) are fair or accurate and that no material facts have been omitted from this press release and they jointly and severally accept responsibility accordingly.  Where any information has been extracted from published or publicly available sources or obtained from ASE Inc., the sole responsibility of the directors of ASE Test has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

Forward-Looking Statements

All statements other than statements of historical facts included in this press release are or may be forward looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect ASE Inc.'s or ASE Test's (as the case may be) current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and ASE Inc., ASE Test, Citi and Lehman Brothers undertake no obligation to update publicly or revise any forward-looking statements.

For further information please contact:

ASE Inc.
Citigroup Global Markets Taiwan Ltd.
Tel: +852-2501-2035

Freddie Liu (Vice President)
Tel: +8862-8780-5489

ASE Test
Lehman Brothers Inc.
Tel: +852-2252-1047

Ken Hsiang (CFO)
Tel: +1-510-687-2475